PICKLEBALL SUPERSTORE, INC.

FORM C
OFFERING MEMORANDUM

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT**. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the risks that are common to many of the companies on the Andes Capital Group, LLC platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding ("Reg CF") must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form - Form C - is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under Reg CF at 17 CFR §227.201

FORWARD LOOKING STATEMENTS

There are statements in this Form C that are not historical facts. These "forward-looking statements" can be identified by use of terminology such as "believe," "hope," "may," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy" and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. For a discussion of these risks, you should read this entire Form C carefully, especially the risks discussed under "Risk Factors." Although management believes that the assumptions underlying the forward-looking statements included in this Form C are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward-looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. In the light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Form C will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

THE COMPANY

Name of Company	Pickleball Superstore, Inc.
State of Organization	California
Date of Formation	February 1, 2022
Entity Type	Corporation
Street Address	14662 Franklin Ave., Suite F, Tustin, California, 92780
Website Address	www.pickleballsuperstore.com

DIRECTORS AND OFFICERS OF THE COMPANY

Name	Age	Position
Steve Raack	52	Chief Executive Officer, Secretary and Member of Board of Directors

Mr. Raack has nearly 30 years of business experience within multiple industries. He has been an executive in multi-billion-dollar, global brands and has scaled start-ups from ideas to profitable companies.

Pickleball Superstore, Inc.
As the CEO of Pickleball Superstore, Mr. Raack has led the development of the strategies and execution frameworks to scale the brand in alignment with the Board of Directors. Currently, Mr. Raack leads all aspects of Pickleball Superstore including strategy, sales, marketing, technology, legal, finance, purchasing and warehouse operations.

PowerPlay Pickleball
Mr. Raack is the founder and Managing Member of the LLC. PowerPlay Pickleball is the first and only dedicated pickleball destination in Los Angeles (located in Carson, CA). The club is currently being developed with 10 indoor courts, 25 outdoor courts, a pro-shop, a podcast studio, a loft space and a 2-story clubhouse. Pickleball Superstore is set to support the pro-shop.

Gigfiliate, Inc.
Mr. Raack is the CEO of Gigfiliate, an innovative Software as a Service (SaaS) technology platform which powers next generation affiliate marketing programs. With its proprietary suite of APIs, the Gigfiliate technology integrates with industry leading eCommerce platforms such as Shopify, WooCommerce and Magento. Gigfiliate's client base includes skincare, nutrition, CBD, homewares along with other industry brands and is operating currently in several countries around the world. Gigfiliate is currently integrated with Pickleball Superstore.

Strat-Ops Consulting, LLC
Mr. Raack has led the operations of Strat-Ops Consulting, LLC since 2008. A boutique consulting agency focused on start-ups and mid-sized direct to consumer brands, Strat-Ops Consulting has worked with many clients globally with an emphasis in skincare, nutrition and consumer product sectors. Strat-Ops Consulting provides strategy, operations and affiliate compensation plan consulting through fractional CEO, fractional COO, business advisory and strategic project execution services for its clients.

Additional Executive / Work Experience
Mr. Raack has worked with industry leading brands such as Beautycounter (Chief Operating Officer), Vitalibis (Chief Executive Officer), Arbonne International (Strategy & Business Operations Executive), Herbalife (Global Operations Executive), Sony Pictures Entertainment (Strategy & Planning), EDS Consulting, Andersen Consulting (Accenture) and NASA. Mr. Raack has also served on a few Advisory and Business Boards with for-profit and non-profit organizations.

Name	Age	Position
Patrick Rolfes	58	Chairman of the Board of Directors, Treasurer

Partnership with Susan G Komen

Mr. Rolfes helped create the National Susan G. Komen Pickleball Tournament - "Pickleball for the Cure". As part of this 3-day tournament, there will be a pro exhibition that will be live streamed event will be broadcasted to 3 million people.

Co-Founder/Principal of Pickleball Superstore (www.pickleballsuperstore.com)
A brick-and-mortar retail and distribution facility that is positioned to be one of the largest ecommerce pickleball sites.

Licensing Partner with Susan G Komen
Mr. Rolfes partnered with Susan G. Komen (SGK) to create, sell and distribute SGK branded pickleball paddles, balls and other pickleball related items.

Co-Owner of The HUB Pickleball
Mr. Rolfes' responsibilities include: land acquisition, entitlements, development and management of The HUB, the largest Pickleball facility in San Diego County, CA, as well as the indoor largest pickleball facility in San Jose, CA and an indoor / outdoor facility in Alameda, CA. These large-scale private clubs boast permanent pickleball courts, including grandstand courts, a restaurant/bar, pro-shop, and eight camera ready smart courts.

Tennis and Pickleball Club at Newport Beach
Mr. Rolfes managed the conversion, construction, and renovation of all 31 pickleball courts, including the Stadium and Grandstand Courts.

Co-Founder/Principal in Newport Beach Pickleball Events LLC (NBPE)
NBPE contractually assists in the management of all pickleball operations and member services at The Tennis and Pickleball Club at Newport Beach. Additional company services include: member communication, organized play, member tournaments, outside event management, clinics, court reservations and 8-10 major amateur and professional (televised) tournaments per year.

Part Owner of Major League Pickleball (MLP)
Mr. Rolfes owns a very small percentage of MLP.

Strategic Advisor for DUPR
An algorithm base, universal rating system and tournament platform system provider for pickleball. Mr. Rolfes has a percentage ownership position in the company.

Partner with USA Pickleball, the governing body of pickleball in the United States.
Although Mr. Rolfes holds no formal position with USA Pickleball (USAP), he is positioned in a leadership role. He has helped restructure USAP's qualifying tournaments for Nationals, The National Championship Series. He successfully negotiated, partnered, and purchased the rights for the USAP Newport Beach National Championships and West Regionals, two of the largest pickleball events in the world.

Founder/Owner of AquaBrew, Inc. DBA: Cafejo
A leading Southern California manufacturing company for 34 years, where Mr. Rolfes developed and co-developed unique technology and earned 14 utility patents from the USPTO.

Name	Age	Position
Ted Angelo	54	Member of the Board of Directors

Mr. Angelo brings more than 25 years of experience as a licensed contractor, involved in all areas of architectural design including planning, production, and management of major products.

Co-Founder of Pickleball Superstore (www.pickleballsuperstore.com)
A brick-and-mortar retail and distribution facility that is positioned to be one of the largest ecommerce pickleball sites.

Co-Owner The HUB Pickleball Currently facilities in San Diego, San Jose and Alameda California.
The HUB Pickleball clubs are large member based pickleball clubs with full-service pro shops.

Previously the Co-Founder/Principal of The Shop at TTC (the pro shop at The Tennis and Pickleball Club at Newport Beach)

Serviced 1600+ members. Mr. Angelo was responsible for the tenant improvements, vendor relations, purchasing, merchandising, implementation of the POS system and general business affairs.

Mr. Angelo's experience also included the management of the conversion, construction and renovation of 31 pickleball courts, including the Stadium and Grandstand Courts, at The Tennis and Pickleball Club at Newport Beach.

Previously a Co-Owner in CRBN Pickleball Paddles.

Mr. Angelo was responsible for sales, distribution and pro player relationships. CRBN is one of the fastest-growing pickleball paddle brands in the industry.

Previously a Co-Owner of The Clubhouse Grill Restaurant.

Together, Mr. Angelo and Mr. Rolfes built out and completely renovated the historic Clubhouse at The Tennis & Pickleball Club at Newport Beach. This full-service operating restaurant seats 50 inside and 120 outside and has the capacity to serve 1,500+ meals from its state-of-the-art commercial kitchen and outdoor grill.

USA Pickleball Ambassador for the West Region since 2019.

Mr. Angelo filed for Chapter 7 bankruptcy in July 2013. The bankruptcy case was closed and discharged in November 2013.

PRINCIPAL SECURITY HOLDERS

Each Person Who Owns 20% or More of the Voting Power

Name of Holder	Number of Shares	% of Voting Power[1] (Prior to Offering)
Patrick Rolfes	130,000	26.2%
Ted Angelo	130,000	26.2%
Steve Raack	160,000	32.3%

THE COMPANY'S BUSINESS AND BUSINESS PLAN

The Company

Pickleball Superstore, Inc. is an ecommerce brand focused on marketing and selling pickleball paddles, balls, shoes, bags, grips and more. The Company sources all their products directly from over 20 vendors and stores that inventory in their operated warehouse in Tustin, CA where they pick, pack and ship all customer orders.

The Company was founded on February 1, 2022, by Pat Rolfes, Ted Angelo and Steve Raack. The three founders executed their launch strategies throughout 2022 and 2023, which consisted of:

- Raising initial launch capital
- Building the company's website
- Integrating strategic technologies platforms related to email / SMS marketing and customer loyalty
- Setting up warehouse operations
- Establishing vendor relationships
- Ordering and receiving initial inventory positions
- Creating Customer Care standards and guidelines
- Establishing operational systems and processes
- Executing digital marketing campaigns
- Building strong strategic alliances

---

[1] Based on 495,725 common shares issued and outstanding as of June 9, 2024.

- Establishing, executing and closing a Reg CF Offering
- Implementing and executing a robust SuperAffiliate Program
- Implementing and executing a robust Virtual Pro Shop Program
- Implementing and executing a robust Bag Tag Program

Several of these innovative and strategic programs were launched in late 2023. These strategies began with their first Reg CF financing offer which closed on November 21, 2023 and raised $246,950. The proceeds of the Reg CF campaign are being used to increase specific inventory positions, execute marketing programs, launch a "Powered by Pickleball Superstore" virtual pro-shop framework and launch an innovative SuperAffiliate engagement program. All of these initiatives are currently implemented and active.

Market

Pickleball is the fastest growing sport in the United States for the past several years. Pickleball is a court sport played on a badminton-sized court with the net set to a height of 34 inches at the center. It is played with a perforated plastic ball and composite or wooden paddles about twice the size of ping-pong paddles. It can be played indoors or outdoors and is easy for beginners to learn, but can develop into a fast-paced, competitive game for experienced players. In addition, the game has developed a passionate following due to its friendly, social nature, and its multi-generational appeal.

Pickleball can be played as singles or doubles. New players can learn the basic rules quickly in a single session. No special apparel is needed - just something comfortable and appropriate for a court sport. Equipment is inexpensive and easily portable. The game can be played by all ages and is particularly popular in school physical education programs and in adult living communities.

There is not an official organization which publishes metrics for the industry and many players enjoy the sport at local parks or even in front of their homes. To help provide insights into the industry, here are a few data sources to consider.

Pickleball: By the Numbers[2]

Pickleball grew in 2021 to 4.8 million players in the US, according to the 2022 Sports & Fitness Industry Association (SFIA) Single Sport Report on Pickleball. SFIA is the premier trade association for top brands, manufacturers, retailers and marketers in the American sporting goods and fitness industry.

This 14.8% growth from 2020 to 2021 follows on the heels of 21.3% growth the previous year and contributes to a 11.5% average annual growth rate over the past 5 years.

- Of the 4.8 million Total participants, 3.5 million were "Casual" players who play 1-7 times a year
- 1.4 million were "Core" players who play 8 or more times a year
- While the number of Core participants did not grow from 2020 to 2021, Casual players grew by 22%
- 60% of total participants are men and 40% are women; with a slightly faster rate of growth among women
- The average age for all players continues to drop, to 38.1 years old in 2021, a decrease of 2.9 years from 2020
- The average age of Core players is 47.9 and Casual players 34.3 years old
- 52% of Core players are 55 or older while 79% of Casual players are 54 or younger
- Growth of total participants from 2020 to 2021 was the fastest among players under 24 years of age (21%)
- Annual growth among players 55 and older was a more modest 10%

Pickleheads (https://www.pickleheads.com/blog/pickleball-statistics)

Pickleheads compiled the top pickleball stats from a variety of sources, from player adoption to the growth rate in courts.

---

[2] See USA Pickleball (https://www.usapickleball.org/docs/USA-Pickleball-Fact-Sheet-2023.pdf)

- There are currently 36.5 million pickleball players estimated in the United States according to the Association of Pickleball Professionals in 2022
- Pickleball participation has grown an average of 158.6% over the last 3 years according to the SFIA
- Pickleball is the fastest-growing sport in America for the past three years
- Players 18-34 make up the largest percentage of pickleball players at 28.8% nationwide
- There are currently 10,320 pickleball courts in the United States
- The pickleball paddle market size is estimated at $152.8 million in 2021 and is forecasted to grow at 7.7% CAGR through 2028.

NUMBER OF EMPLOYEES

The Company currently has no employees. The Company may hire or discharge employees in the future to meet its objectives. The Company uses independent contractors.

RISK FACTORS

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT**. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the Andes Capital Group, LLC platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Our business is difficult to evaluate because we have a limited operating history:

As the Company only has a little over one year of operating history, a limited number of assets, and is dependent on investors and loans, our business and prospects are difficult to evaluate. Because of our limited operating history and the business challenges we may face, there is a risk that we will be unable to continue operations.

Market conditions may adversely affect the Company:

The demand for sporting goods products can be highly cyclical and affected by a variety of factors beyond our control, such as changes in consumer spending habits, economic downturns, or fluctuations in commodity prices. Moreover, many consumers of sporting goods equipment do not view the acquisition of sporting goods equipment as an essential need. Thus, in an economic downturn or in difficult situations consumers of sporting goods may reduce such purchases and negatively affect our business, prospects, financial condition and results of operations.

The Company is subject to regulatory risks:

The sporting goods industry is subject to various regulations at the local, state, and federal levels. Non-compliance with these regulations could result in fines, legal liability, and reputational damage.

The Company would be adversely affected by supply chain breakdowns:

The availability and cost of raw materials, manufacturing equipment, and transportation can be affected by a range of factors, such as weather events, natural disasters, labor disputes, or geopolitical instability. Many of these factors are difficult to predict and may be beyond our control. These potential events, breakdowns or disruptions may adversely affect our business, financial condition and results or operations.

Intellectual property risks:

Pickleball Superstore is reliant upon intellectual property to sell and transport its products, therefore it is subject to the risk of infringement claims or other legal disputes related to intellectual property rights, such as trademarks or patents. Defending our intellectual property rights might entail significant expense. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property, and any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

Cybersecurity risks:

As a business that operates online, Pickleball Superstore may be vulnerable to cybersecurity threats, such as hacking, data breaches, or other forms of cybercrime. If we are affected by such an incident, we may incur substantial costs and suffer other negative consequences, such as remediation costs, repairs of system damage and incentives to customers and business partners in an effort to maintain relationships after an attack.

Product liability risks:

As a retailer of sporting goods products, Pickleball Superstore may be exposed to product liability risks, such as defects or design flaws that could result in injury or harm to consumers.

Dependence on key suppliers or partners:

Pickleball Superstore depends on key suppliers and partners to provide goods and services. If Pickleball Superstore cannot maintain its relationships with key suppliers or partners it could disrupt its operations or harm the Company's business.

Dependence on current management:

The success of Pickleball Superstore is also dependent on the experience and expertise of its management. The loss of key personnel and other members of management could disrupt the Company's operations and harm its business. Current management has extensive familiarity with pickleball, and given its recent rise in popularity it might be difficult to replace the management team with persons of equivalent knowledge and experience.

Economic risks may negatively affect the Company:

Economic conditions can impact consumer spending and purchasing habits, which could impact Pickleball Superstore's sales and profitability. Many participants and casual fans may view pickleball as a luxury and may cut back on expenditures on pickleball equipment in difficult economic times. Any such spending reductions may adversely affect the Company's prospects, business, financial condition and results of operations.

Competition may negatively affect the Company:

The sporting goods industry is highly competitive, and Pickleball Superstore may face competition from established entities with more resources and brand recognition.

Several pickleball specific ecommerce brands have emerged, joining a handful of incumbent brands which have been in business for many years. Market share for the majority of the pickleball ecommerce sales is dominated by 3 or 4 main competitors, with one brand holding the top position by a large margin, based on sales, reach and brand recognition.

Amazon, Dick's Sporting Goods and other similar online e-tailers market and sell pickleball gear such as paddles, balls, shoes, grips, etc. Although, these platforms are not known specifically for pickleball gear, they engage large audiences of consumers and efficient operational processes.

As the pickleball industry matures, more ecommerce brands are likely to enter the space with their online stores. There are barriers to entry related to vendor relationships, minimum order quantities and having enough capital to properly build inventory positions and execute effective sales / marketing campaigns.

In addition to the pickleball specific ecommerce reseller stores like Pickleball Superstore, focused on marketing and selling pickleball gear, individual brands are also considered competition. Paddle brands operate with higher margins than ecommerce resellers and many paddle brands offer "Ambassador Programs" which engage customers directly. These paddle brands offer additional incentives and promotions which are unknown to or not available to resellers like Pickleball Superstore.

These companies may have numerous competitive advantages, including but not limited to:

- Significantly greater name recognition
- Established distribution networks and existing customers
- Additional lines of products with larger purchasing power enabling them to enjoy higher margins and priority relationships with vendors
- Greater financial and human resources for sales and marketing

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

Overview

The Company is offering "securities" in the form of shares of Common Stock of the Company, which we refer to herein as "Shares." The Shares are being offered at $12.50 per Share. For example, if you purchase 100 Shares you will pay $1,250. The Shares will not have any preemption rights. The Shares have voting rights, and one stock equals one vote, the Shares will be sold pursuant to the Subscription Agreement in the form attached to this Memorandum as Appendix B. For more information about the nature of the securities see the Subscription Agreement. The Subscription Agreement is the only method of acquisition of the Shares.

Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	May 31, 2025

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with the provisions of this Memorandum.

The Company will notify investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early pursuant to Rule 304(b) of Reg CF. In such case (i) the closing date must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the closing date to the investors with accepted investment commitments that will be included in the closing, (iii) investor are provide the opportunity to cancel their investment up to 48 prior to the closing date and (iii) the Company continues to meet or exceed the Target Offering Amount on the closing date.

Investment commitments are not binding on the Company until they are accepted by the Company which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective investor's funds will be returned without interest or deduction.

Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes

What is the maximum you will accept in this Offering?	$800,000

If Yes, how will the Company deal with the oversubscriptions?	First serve basis

How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the Offering per the following table. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount is Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount is Raised
Sales & Marketing	45%	$ 22,500	27%	$ 216,000
Inventory	37%	$ 18,500	25%	$ 200,000
Expansion & Growth	15%	$ 7,500	45%	$ 360,000
Intermediary Fees*	3%	$ 1,500	3%	$ 24,000
Total	100%	$ 50,000	100%	$ 800,000

*   Andes Capital Group shall take three percent (3%) commission of the funds raised in the Offering.

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

The Investment Process to Invest

- Review this Form C
- If you decide to invest, enter an amount and press the Invest button, then follow the instructions

To Cancel Your Investment

Send an email to investments@andescap.com no later than 48 hours before an Offering closing date or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to an Offering closing date.
- The Company will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before an Offering closing date, the funds will be released to the Company upon the Offering closing date and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Subscription Agreement attached to this Memorandum as Appendix B.

Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment.

IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

How the Shares are Being Valued

The valuation of the Shares is based solely on the opinion of management and is therefore arbitrary. No experts, professionals, or specialists were contacted or employed to provide a valuation.

The Intermediary

The Company is offering its securities through Andes Capital Group, LLC (the "Intermediary"), which is a "Broker Dealer" licensed by the Securities and Exchange Commission and FINRA. Andes Capital Group, LLC's Central Index Key (CIK) number is 0001348811, their SEC File number is 8-67202, and their Central Registration Depository (CRD) number is 139212.

Compensation of the Intermediary

A fee equal to 3% in cash of the aggregate amount raised by the Company, payable at each closing of the Offering. The Company authorizes the Intermediary to deduct the fee directly from the Company's third-party escrow or payment account.

Terms of the Securities

Price of the Securities

The Company is offering the Shares at a purchase price of $12.50 per Share in this Offering. For example, if you purchase 100 Shares, you will pay an aggregate purchase price of $1,250.

Obligation to Contribute Capital

Once you pay for the Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Restrictions on Transfer of Securities

(a)   Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

    (1)   To the issuer of the securities;

    (2)   To an accredited investor;

    (3)   As part of an offering registered with the SEC; or

    (4)   To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b)   For purposes of this § 227.501, the term accredited investor shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c)   For purposes of this section, the term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph (c), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Security

The Shares are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Shareholder Rights

The rights to the investors could be altered by a majority vote of shareholders entitled to vote.

Other Classes of Securities

The Company currently has only one class of securities issued and outstanding:

Name of Security	Common Stock
Number of Shares Outstanding	495,725
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	One vote per share, no preemption rights, no dividends
How these securities differ from the Shares being offered to investors	None

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of stock). Some of these additional classes of securities could have rights that are superior to those of the Shares. For example, the Company could create a new class of shares and give them preemption or anti-dilution provisions.

The People Who Control the Company

Each person named below owns 20% or more of the total voting power of the Company as of June 9, 2024:

Name of Holder	Number of Shares	% of Voting Power[3] (Prior to Offering)
Patrick Rolfes	130,000	26.2%
Ted Angelo	130,000	26.2%
Steve Raack	160,000	32.3%

How the Exercise of Voting Rights Could Affect You

The securityholders with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely your investment will increase in value. If they make poor business decisions, it is less likely your investment will increase in value. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, impacting your investment as equity investors are usually last in bankruptcy priority. They could also issue more shares thus diluting the value of your investment.

Indebtedness of the Company

None.

Other Offerings of Securities within the Last Three Years

The Company conducted a Reg CF offering of up to 25,000 shares of its Common Stock at a purchase price of $10.00 per share, with Andes Capital Group, LLC serving as the intermediary. The offering commenced on July 26, 2023 and was closed on November 21, 2023, with the Company receiving total net offering proceeds in the amount of $246,950 from 161 investors.

Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering other than the following:

During the year ended December 31, 2022, the Company entered into one financing arrangement. Clubhouse ATP, LLC loaned the Company $44,720.80 for operational expenses. This loan is unsecured and at 0.0% interest. Clubhouse ATP, LLC is managed by two of the Company's owners, Pat Rolfes and Ted Angelo. $9,033.95 of this unsecured loan was paid back in 2022, leaving a balance of $35,686.84 as of December 31, 2022. As of April 14, 2023, this loan has been paid back in full.

THE COMPANY'S FINANCIAL CONDITION AND FINANCIAL INFORMATION

Financial Summary

The Company maintains its accounting records on accrual basis in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

The audited financial statements of the Company for fiscal year 2022 and 2023 are attached to this Memorandum as Appendix A and have been prepared in accordance with U.S. GAAP and presented in United States dollars. All adjustments which are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods have been made and are of a recurring nature unless otherwise disclosed therein.

Unsecured Notes Payable

---

[3] Based on 495,725 common shares issued and outstanding as of June 9, 2024.

During the year ended December 31, 2022, the Company entered into one financing arrangement. Clubhouse ATP, LLC loaned the Company $44,720.80 for operational expenses. This loan is unsecured and at 0.0% interest. Clubhouse ATP, LLC is managed by two of the Company's owners, Pat Rolfes and Ted Angelo. $9,033.95 of this unsecured loan was paid back in 2022, leaving a balance of $35,686.84 as of December 31, 2022. As of April 14, 2023, this loan has been paid back in full.

Revenue and Gross Profit

Revenue for the period ending December 31, 2022, was $401,134 and Gross Profit was $173,877. 2022 Revenue was for approximately 8 months of the year, starting with several months of minimal marketing spend to drive sales.

Retail Revenue for the period ending December 31, 2023, was $889,873 and Gross Profit was -$154,366. 2023 included several growth-related investments for strategic programs.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses for the period ending December 31, 2022, were $110,318. The main contributors to this total were Rent at $39,243, Income Tax Provisions (Federal and State) at $23,964, Website Digital Ads at $20,428 and Software & Applications at $10,271.

Selling, General and Administrative Expenses for the period ending December 31, 2023, were $430,596. The main contributors to this total were Website Digital Ads at $203,582, Contract Labor at $78,545, Search Engine Optimization at $19,944, Rent at $42,585, Software and Website Applications at $32,694.

Legal and Accounting Fees

Legal and Accounting Fees for the period ending December 31, 2022, were $3,957.50. The Company expects a significant increase in Legal and Accounting Fees for 2023 due to business growth assistance along with increased services required for the Reg CF filing.

Legal and Accounting Fees for the period ending December 31, 2023, were $8,720. Expenses related to our first Reg CF Offering were $37,527.

Inventory

Ending Inventory for the period ending December 31, 2022, was $180,202.95. The Company's highest inventory balance categories for 2022 and 2023 include pickleball paddles, balls, shoes and bags. Smaller balance inventory categories include grips, lead tape, hats, supplements, wristbands and other accessories. The Company conducts periodic physical inventory counting and uses a multi-match process for accurate inventory management:
- Purchase Order
- Packing List
- Invoice
- Payment

Ending Inventory for the period ending December 31, 2023, was $154,895.

Summary Financial Information

	Most recent fiscal year- end (2023)	Prior fiscal year-end (2022)
Total Assets	$461,730	$245,746
Cash & Cash Equivalents	$286,000	$30,400
Accounts Receivable	$15,890	$33,259
Short-term Debt	$82,866	$35,686
Long-term Debt	$0	$0

Revenues/Sales	$889,973	$401,134
Cost of Goods Sold	$612,390	$227,257
Taxes Paid	$4,269	$28,500
Net Income	-$154,366	$63,087

Financial Statements

Please see Appendix A for the audited financial statements for Fiscal Year 2022 and 2023.

LITIGATION

The Company is not party to any pending, or to our knowledge, threatened litigation of any type.

DISQUALIFICATION EVENTS

No Disqualifying Events

Neither The Company nor any individual identified by Section 227.503(a) of Reg CF is the subject of a disqualifying event as defined by Section 227.503 of Reg CF.

Explanation

A company is not allowed to raise money using Reg CF if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we have received in this Offering, click to see the information on the investor website: https://www.pbssinvestors.com. This website will be updated periodically.

ONGOING REPORTING

Annual Reports for the Company

The Company will file a report with the SEC annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

.OTHER MATERIAL INFORMATION

Jurisdictions in which the Company intends to offer the Shares:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

APPENDIX A

FINANCIAL STATEMENTS FOR FISCAL YEAR 2022 AND 2023 (Audited)

Independent Accountant's Review Report for Fiscal Year 2022

Pickleball Superstore, Inc. Board Members,

We have reviewed the accompanying financial statements of Pickleball Superstore, Inc. (a California Corporation), which comprises of the Balance Sheet as of December 31, 2022, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to the company's financial data and making inquiries of the Board Members. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

The Board Member's Responsibility for the Financial Statements
The Board Members are responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Pickleball Superstore, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

/s/ Alice Kang
Alice Kang, CPA

July 6, 2023

PICKLEBALL SUPERSTORE, INC.
CONSOLIDATED BALANCE SHEET - 2022

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$30,400.37**
Accounts Receivable	**$33,259.19**
Other Current Assets	**$180,202.95**
Total Current Assets	**$243,862.51**
Fixed Assets	**$1,884.32**
TOTAL ASSETS	**$245,746.83**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**$18,081.96**
Other Current Liabilities	
2100 Short-term loans from shareholders	35,686.84
2200 Sales tax to pay	4,536.66
2210 Federal Income Tax to pay	16,269.00
2220 State Income Tax to pay	7,695.00
Total Other Current Liabilities	**$64,187.50**
Total Current Liabilities	**$82,269.46**
Total Liabilities	**$82,269.46**
Equity	**$163,477.37**
TOTAL LIABILITIES AND EQUITY	**$245,746.83**

PICKLEBALL SUPERSTORE, INC.
CONDENSED STATEMENT OF OPERATIONS - 2022

Profit and Loss

January - December 2022

	TOTAL
Income	
4001 Sales	401,134.89
Total Income	**$401,134.89**
Cost of Goods Sold	**$227,257.63**
GROSS PROFIT	**$173,877.26**
Expenses	**$110,318.81**
NET OPERATING INCOME	**$63,558.45**
Other Expenses	**$471.08**
NET OTHER INCOME	**$ -471.08**
NET INCOME	**$63,087.37**

PICKLEBALL SUPERSTORE, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY - 2022

	Common Stock ($0.001 Par)		Common Stock ($5 Par)		Accumulated Surplus	Total Stockholders' Equity
	Shares	Amount	Shares	Amount		
February 1, 2022						
390,000 issued for Founders as signing bonuses	390,000	$390				$ 390
February 16, 2022						
20,000 issued for an individual investor as						
additional paid capital			20,000	$ 100,000		$ 100,000
Net income from inception to December 31, 2022					$ 63,087	$ 63,087
Balance at December 31, 2022	**390,000**	**$ 390**	**20,000**	**$ 100,000**	**$ 63,087**	**$ 163,477**

PICKLEBALL SUPERSTORE, INC.
CONDENSED STATEMENT OF CASH FLOWS - 2022

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	$ -67,634.23
INVESTING ACTIVITIES	$ -2,355.40
FINANCING ACTIVITIES	$100,390.00
NET CASH INCREASE FOR PERIOD	$30,400.37
CASH AT END OF PERIOD	$30,400.37

Independent Accountant's Preparation Report for Fiscal Year 2023 (audited)

April 29, 2024

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stakeholders of Pickleball Superstore Inc

REPORT OF FINANCIAL STATEMENTS

I have audited the accompanying balance sheets of Pickleball Superstore Inc (a California Corporation) as of December 31, 2023 and the related notes to the financials statements. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audits.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pickleball Superstore, Inc as of December 31, 2023 the years then ended in conformity with accounting principles generally accepted in the United States of America.



JaJuan Williams, CPA

Indiana #CP11900309

Firm # FP52300024

April 29, 2024

Pickleball Superstore, Inc.
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Total Bank Accounts	**286,000**
Accounts Receivable	
1100 Accounts Receivable (A/R)	15,890
Total Accounts Receivable	**15,890**
Other Current Assets	
1200 Inventory Asset	154,895
Total Other Current Assets	**154,895**
Total Current Assets	**456,785**
Fixed Assets	
1300 Tools, machinery, and equipment	6,770
1400 Accumulated depreciation	-1,825
Total Fixed Assets	**4,945**
TOTAL ASSETS	**461,730**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2001 Accounts Payable (A/P)	11,677
Total Accounts Payable	**11,677**
Total Credit Cards	**65,658**
Other Current Liabilities	
Total Other Current Liabilities	**5,531**
Total Current Liabilities	**82,866**
Total Liabilities	**82,866**
Equity	
3000 Common stock	507,670
Total 3010 Equity Issuance Costs	-37,527
3200 Opening balance equity	0
3300 Retained Earnings	63,087
Net Income	-154,366
Total Equity	**378,864**
TOTAL LIABILITIES AND EQUITY	**461,730**

See accompanying notes to financial statements

Pickleball Superstore, Inc.
Profit and Loss
January - December 2023

	Total
Income	
Total Income	**889,973**
Cost of Goods Sold	
Total Cost of Goods Sold	**612,390**
Gross Profit	**277,583**
Expenses	
Total 6000 Advertising & marketing	**18,764**
6001 Website ads	203,582
6002 Website Domains	12
6003 Paddle Demos	1,736
6004 SEO	19,944
6005 Bank fees & service charges	7
6006 Insurance	1,982
6009 Bag Tags	2,605
6011 PBSS Branded Merchandise	0
Total 6020 Legal & accounting services	**8,720**
6100 Merchant account fees	25
6101 Office supplies	1,155
6105 Software & apps	32,695
6106 Office expenses	
6103 Shipping & postage	30
Total 6106 Office expenses	**30**
6200 Rent	42,585
6300 Supplies	359
Total 6400 Utility	**3,999**
6404 ADT Security	110
6405 Answering Service	277
6701 Contract labor	78,545
Total 6800 Meals	**2,161**
Total 6810 Travel	**7,035**
7001 Federal Income Tax Provision	654
7002 California Income Tax Provision	800
7003 Sales Taxes paid	2,815
Total Expenses	**430,596**
Net Operating Income	**-153,012**
Other Expenses	
6900 Depreciation expenses	1,354
Total Other Expenses	**1,354**
Net Other Income	**-1,354**
Net Income	**-154,366**

See accompanying notes to financial statements

Pickleball Superstore, Inc.
Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-154,366
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable (A/R)	17,369
1200 Inventory Asset	25,308
1400 Accumulated depreciation	1,354
2001 Accounts Payable (A/P)	-6,405
S. RAACK (5202) - 1	37,444
S. RAACK (9877) - 1	28,214
2100 Short-term loans from shareholders	-35,687
2200 Sales tax to pay	194
2210 Federal Income Tax to pay	-16,269
2220 State Income Tax to pay	-6,895
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**44,627**
Net cash provided by operating activities	**-109,739**
INVESTING ACTIVITIES	
1300 Tools, machinery, and equipment	-4,414
Net cash provided by investing activities	**-4,414**
FINANCING ACTIVITIES	
3000 Common stock	407,280
3011 Equity Issuance Costs:Platform Fees	-9,826
3012 Equity Issuance Costs:Broker Dealer Fees	-11,883
3013 Equity Issuance Costs:SEC Counsel Fees	-2,550
3014 Equity Issuance Costs:Payment Rails Fees	-2,968
3015 Equity Issuance Costs:Bonus Expenses	-10,300
Net cash provided by financing activities	**369,753**
NET CASH INCREASE FOR PERIOD	**255,600**
Cash at beginning of period	30,400
CASH AT END OF PERIOD	**286,000**

See accompanying notes to financial statements

Pickleball Superstore, Inc.
Condensed Statement of Stockholders' Equity

	Common Stock ($0.001 Par)		Common Stock ($5 Par)		Common Stock ($10 Par)		Accumulated Surplus	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount		
February 1, 2022 390,000 issued for Founders as signing bonuses	390,000	$390						$ 390
February 16, 2022 20,000 issued for an individual investor as additional paid capital			20,000	$ 100,000				$ 100,000
Januayr 5, 2023 20,000 issued for an individual investor as additional paid capital			20,000	$ 100,000				$ 100,000
April 4, 2023 20,000 issued for Founder operating the company	20,000	$20						$ 20
May 16, 2023 1,000 issued for a strategic alliance			1,000	$ 5,000				$ 5,000
May 22, 2023 1,000 issued for a strategic alliance			1,000	$ 5,000				$ 5,000
June 6, 2023 1,000 issued for a strategic alliance			1,000	$ 5,000				$ 5,000
June 27, 2023 1,000 issued for a strategic alliance			5,000	$ 25,000				$ 25,000
August 5, 2023 1,000 issued for a strategic alliance			1,000	$ 5,000				$ 5,000
November 21, 2023 25,725 issued for a Reg CF Offering					25,725	$ 257,250		$ 257,250
November 27, 2023 1,000 issued for a strategic alliance			1,000	$ 5,000				$ 5,000
November 27, 2023 10,000 issued for Founder operating the company	10,000	$10						$ 10
Equity Issuance Costs							$ (37,479)	$ (37,479)
Retained Earnings							$ 63,087	$ 63,087
Net income from inception to December 31, 2023							$ (154,414)	$ (154,414)
Balance at December 31, 2023	**420,000**	**$ 420**	**50,000**	**$ 250,000**	**25,725**	**$ 257,250**	**(128,806)**	**$ 378,864**

See accompanying notes to financial statements

PICKLEBALL SUPERSTORE, INC
NOTES TO THE FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Pickleball Superstore, Inc is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

ORGANIZATION AND NATURE OF BUSINESS

The Company was incorporated under the laws of the state of California USA.

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The financial statements are presented on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenues are recognized when services and products are delivered and accepted by the clients, and any sales invoice issued. At this time the organization is pre-revenue.

CASH AND CASH EQUIVALENTS

For the purposes of the statement of cash flows, "cash and cash equivalent" represent cash in hand, current bank accounts and fixed deposits with banks maturing within three months or less from the balance sheet date. Over draft bank account fluctuating from debit to credit balance are deducted from "cash and cash equivalent".

PICKLEBALL SUPERTORE, INC
NOTES TO THE FINANCIAL STATEMENTS (cont'd)

TRADE ACCOUNTS RECEIVABLES

Accounts receivable are shown on the balance sheet at their net realizable value. A provision for doubtful accounts is taken after reviewing all the balances at year end. Uncollected amounts are written off in the period they are recognized. The company currently does not have any open receivables.

FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise. The company's financial instruments principally comprise of cash and bank balances, accounts receivable, accounts payable, accrued expenses and short-term borrowings.

FAIR VALUE MEASUREMENTS

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

EQUITY

Total number of Common Shares stock that have been issued 495,725.

SUBSEQUENT EVENTS

Subsequent events have been evaluated through April 29, 2024, the date that the financial statements were available to be issued.

APPENDIX B
SUBSCRIPTION AGREEMENT

Subscription Disclosures

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING MEMORANDUM HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING MEMORANDUM DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY ANDES CAPITAL, LLC, (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING MEMORANDUM OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, NVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD- LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN

THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

Subscription Agreement

1. <u>Subscription</u>.

      a.   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase the Common Stock of (the "Securities"), of Pickleball Superstore, Inc., (the "Company"), a corporation organized under the laws of the State of California, for the principal amount of $[_____], upon the terms and conditions set forth herein. The Securities being subscribed for under this Subscription Agreement and any other security that may be issuable upon conversion or exercise of the Securities are also referred to as the "Securities." The rights and preferences of the Securities are as set forth in the Company's charter and bylaws and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such documents.

      b.   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Memorandum of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

      c.   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

      d.   The aggregate principal amount of Securities sold shall not exceed $800,000.00 (the "Maximum Offering"). The Company may accept subscriptions until May 31, 2025 (the "Termination Date"). Providing that subscriptions for $50,000.00 of Securities are received (the "Target Price"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

      e.   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. <u>Purchase Procedure</u>.

      a.   <u>Payment</u>. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

      b.   <u>Escrow arrangements</u>. Payment for the Securities shall be received by North Capital Private Securities Corporation (the "Escrow Facilitator") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Andes Capital Group, LLC's payment processing instructions. Upon such Closing, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company or any transfer agent the Company, in its discretion, choses to maintain records of Securities ownership, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

a.   Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of California. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign entity in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

b.   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

c.   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary corporate actions on the part of the Company. The Securities, when so issued, sold and delivered against payment thereof in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non- assessable.

d.   Authority for Agreement. All action on the part of the Company necessary for the authorization of this Subscription Agreement, the performance of all obligations of the Company hereunder at a Closing and the authorization, sale, issuance and delivery of the Securities pursuant hereto has been taken or will be taken prior to the applicable Closing.

The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e.   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f.   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

a.   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Bylaws and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

b. <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

c. <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

d. <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

 i. To the Company;
 ii. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
 iii. As part of an offering registered under the Securities Act with the SEC; or
 iv. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e. <u>Investment Limits</u>. Subscriber represents that either:

 i. Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or
 ii. Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000.

f. <u>Securities holder information</u>. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a Securities holder (or potential Securities holder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

g. <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the

Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

        h.   <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

        j.   <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   <u>Indemnity</u>. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of California.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN CLAIFORNIA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY

UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS

SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9.   Miscellaneous.

a.   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

b.   This Subscription Agreement is not transferable or assignable by Subscriber.

c.   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

d.   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

e.   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

f.   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g.   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h.   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

i.   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

j.   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

k.   If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

l.   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Pickleball Superstore, Inc.

Subscription Agreement Signature Page

I acknowledge that Pickleball Superstore, Inc. "the Company" does not make any representation or warranty concerning the completeness of any information provided. I also acknowledge and agree that I have been advised to conduct my own review of the business and affairs of the Company before subscribing.

1. **INVESTMENT:**

    (a)   The undersigned subscribes for _____ shares of restricted common stock in the corporation Pickleball Superstore, Inc. @ $12.50 per share.

    (b)   Total subscription price ($12.50) times number of shares) = $_____.

_____
Signature

_____
Name (printed)

_____
Address 1

_____
Address 2

_____
Date

If the Securities are to be purchased in joint names, both Subscribers must sign:

_____
Signature

_____
Name (printed)

_____
Address 1

_____
Address 2

_____
Date

This Subscription is accepted on _____

Pickleball Superstore, Inc

By: _____
Name: Steve Raack
Title: CEO / Co-Founder